515 Broadhollow Road Suite 1000 Melville, NY 11747 516.812.2000

March 24, 2023

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MSC Industrial Direct Co., Inc.

Form 10-K for the Fiscal Year Ended September 3, 2022

Filed October 20, 2022

Earnings Release on Form 8-K

Furnished January 5, 2023

Form 10-Q for the Fiscal Quarter Ended December 3, 2022

Filed January 5, 2023

File No. 001-14130

Dear Sir or Madam:

On behalf of MSC Industrial Direct Co., Inc. (the “Company” or “MSC”) this letter shall serve as an addendum to the Company’s previous letter dated March 16, 2023, which was sent in response to the Staff’s comment letter dated March 6, 2023. Further to the telephone discussion between the Staff and representatives of the Company, in this letter we are providing draft disclosures we expect to include in future filings beginning with our earnings release for the fiscal quarter ended March 4, 2023.

1.	Enhanced Disclosure of Operating Cash Flow Conversion

The Company has considered the guidance set forth in SEC Release No. 33-10751 and how the guidance set forth therein applies to the Company’s disclosure of Operating Cash Flow Conversion. After consideration of such guidance, the Company believes Operating Cash Flow Conversion is a financial metric describing the performance of the Company’s business. In future filings and public communications where the Company discusses Operating Cash Flow Conversion, the Company will include the following disclosure:

The Company defines Operating Cash Flow Conversion as Net cash provided by operating activities as a percentage of Net income. The Company’s management uses Operating Cash Flow Conversion to evaluate the Company’s operating performance, in particular how efficiently the Company turns its sales and profits into cash, and to assess the efficiency of the Company’s use of working capital. The Company believes Operating Cash Flow Conversion is useful to investors for the foregoing reasons and as a measure of the rate at which the Company converts its net income reported in accordance with GAAP to cash inflows, which helps investors assess whether the Company is generating sufficient cash flow to provide an adequate return.

Office of Trade & Services

United States Securities and Exchange Commission

March 24, 2023

2.	Reconciliation of Adjusted Incremental Margin to Incremental Margin

As noted in our prior response to the Staff’s comment regarding the Company’s use of Incremental Margin and Adjusted Incremental Margin, the Company believes Incremental Margin is a ratio or statistical measure calculated using exclusively financial measures calculated in accordance with GAAP and that Adjusted Incremental Margin is a non-GAAP financial measure because it is a ratio or statistical measure calculated using a non-GAAP financial measure as one of its inputs. In addition to more clearly titling such measures “Incremental Operating Margin” and “Adjusted Incremental Operating Margin,” in future filings with the SEC or public communications subject to Item 10(e) of Regulation S-K and/or Regulation G, as applicable, the Company will include narrative disclosure regarding the use of Incremental Margin and Adjusted Incremental Margin as well as a reconciliation as set forth below (which illustrative reconciliation is prepared using the financial information from our earnings release for the fiscal quarter ended December 3, 2022 and comparative prior year period):

The Company defines Incremental Operating Margin as the change in year-over-year Income from Operations as a percentage of the change in year-over-year Net Sales and Adjusted Incremental Operating Margin as Incremental Operating Margin adjusted to exclude restructuring and other costs, impairment loss and related costs, and acquisition-related costs by excluding such items from Income from Operations. The Company’s management believes that Incremental Operating Margin is useful because it shows the direction that operating profit margins are moving as a result of changes in net sales between periods, and that, by excluding the aforementioned items, Adjusted Incremental Operating Margin helps to more clearly show, on a comparable basis between periods, trends in the Company’s underlying business and results of operations. The Company believes that investors benefit from seeing results from the perspective of management in addition to seeing results presented in accordance with GAAP for the same reasons and purposes for which management uses such non-GAAP financial measures.

Office of Trade & Services

United States Securities and Exchange Commission

March 24, 2023

See the table below for reconciliation of Adjusted Incremental Operating Margin, a non-GAAP financial measure, to Incremental Operating Margin, the most closely related financial measure calculated in accordance with financial measures defined by GAAP.

MSC INDUSTRIAL DIRECT CO., INC.

Reconciliations of GAAP and Non-GAAP Financial Information

(In thousands, except percentages)

	GAAP Financial Measure	Items Affecting Comparability		Non-GAAP Financial Measure
	Total MSC Industrial	Restructuring and Other Costs	Acquisition-Related Costs	Adjusted Total MSC Industrial
Net Sales - thirteen weeks ended December 3, 2022	$957,745	$-	$-	$957,745

Net Sales - thirteen weeks ended November 27, 2021	$848,547	$-	$-	$848,547

Income from Operations - thirteen weeks ended December 3, 2022	$116,010	$(2,094)	$(154)	$118,258

Income from Operations - thirteen weeks ended November 27, 2021	$90,732	$(5,283)	$-	$96,015

Incremental Operating Margin - thirteen weeks ended December 3, 2022	23.1%	-2.9%	0.2%	20.4%

	GAAP Financial Measure	Items Affecting Comparability			Non-GAAP Financial Measure
	Total MSC Industrial	Restructuring and Other Costs	Impairment Loss	Legal Costs (Impairment Loss)	Adjusted Total MSC Industrial
Net Sales - thirteen weeks ended November 27, 2021	$848,547	$-	$-	$-	$848,547

Net Sales - thirteen weeks ended November 28, 2020	$771,904	$-	$-	$-	$771,904

Income from Operations - thirteen weeks ended November 27, 2021	$90,732	$(5,283)	$-	$-	$96,015

Income from Operations - thirteen weeks ended November 28, 2020	$53,908	$(3,979)	$(26,726)	$(293)	$84,906

Incremental Operating Margin - thirteen weeks ended November 27, 2021	48.0%	1.7%	-34.9%	-0.3%	14.5%

Thank you for your attention to this matter. Please contact me at (704) 987-5750 should you have any questions or require further information.

Very truly yours,

/s/ Kristen Actis-Grande

Kristen Actis-Grande

Executive Vice President and Chief Financial Officer